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SEC FILE NUMBER
8-70120

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Upmarket Securities, LLC DBA MX Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 E. Hamilton Avenue, Suite 100 #206
(No. and Street)

Campbell	CA	95008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Daniels	516-281-4242	robert.daniels@upmarket.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPA's
(Name – if individual, state last, first, and middle name)

76 N. Walnut St	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Daniels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Upmarket Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TIFFANY MARIE CURRY
Notary Public - State of New York
NO. 01CU6269427
Qualified in Suffolk County
My Commission Expires Sep 24, 2024

Signature: ______________

Title:
CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UPMARKET SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$	92,556
Accounts receivable, net of $25,000 allowance for doubtful accounts		48,875
Prepaid expenses and other assets		19,422
Property and Equipment (net of accumulated depreciation of $3,272)		5,961
TOTAL ASSETS	$	166,814

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	26,016
TOTAL LIABILITIES		26,016
MEMBER'S EQUITY		140,798
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	166,814

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES	
Private placement fees	$ 1,246,633
Management fees	21,763
TOTAL REVENUES	1,268,396
EXPENSES	
Payroll	788,477
Commissions	304,278
Marketing	208,767
Computer and internet	204,951
Travel & entertainment	71,412
Professional fees	59,786
Insurance	45,259
Regulatory	29,605
Bad debts	25,000
Facilities	15,297
Office	8,586
TOTAL EXPENSES	1,761,418
NET LOSS	$ (493,022)

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY, JANUARY 1, 2022	$	313,582
Member's Contributions		320,238
Member's Withdrawals		-
Net loss		(493,022)
MEMBER'S EQUITY, DECEMBER 31, 2022	$	140,798

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (493,022)
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for bad debts	25,000
Depreciation	2,145
Changes in operating assets and liabilities:	
Accounts receivable	203,276
Prepaid expenses	17,362
Due from related party	4,790
Accounts payable and accrued expenses	(98,689)
Due to related parties	(49,150)
NET CASH USED IN OPERATING ACTIVITIES	(388,288)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(3,678)
NET CASH USED IN FINANCING ACTIVITES	(3,678)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	320,238
Capital distributions	-
NET CASH PROVIDED BY FINANCING ACTIVITES	320,238
NET CHANGE IN CASH	(71,728)
CASH, BEGINNING OF PERIOD	164,284
CASH, END OF PERIOD	$ 92,556
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ 322

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 1 - Organization

Upmarket Securities LLC (F/K/A MX Securities, LLC and Meixin Securities, LLC) (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2017, under the laws of the State of Delaware, and commenced operations on May 1, 2019. On January 4, 2022, the Company changed its name from MX Securities, LLC to Upmarket Securities, LLC.

The Company is a single member LLC, wholly owned by Upmarket Holdings, Inc. (the "Sole Member"). The Company was formed to provide private placement of securities to institutional clients and high net worth individuals.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

ASC 606 Revenue Recognition

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there was no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Managing Member.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $66,540, which exceeded its requirement of $5,000 by $61,540. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2022, this ratio was 0.39 to 1.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with the Sole Member, Upmarket Holdings, Inc. The Agreement covers administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company.

During the year ended December 31, 2022, the Company recorded $91,923 of expenses under the Agreement. As a result of the Agreement, the Company owed $0 to the related party at December 31, 2022.

Note 5 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the year 2022, three customers accounted for 23%, 20% and 12% of total revenues. At December 31, 2022, $120 was receivable from this customer.

Note 6 - Revenues from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fee income from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue as earned based on when performance obligations are met. The Company records Private Placement fees at the point in time when services for the transactions are completed under the terms of each engagement, which is typically at the closing of the transaction. The recognition of Management fees is based on the individual contract terms.

Note 7 - Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit during the year ended December 31, 2022.

Note 8 – Economic Uncertainty Related to COVID-19 and Market Risks

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. Market risks include risks related to pandemics and international conflicts. As of December 31, 2022, the Company had sufficient liquidity to continue operations into the foreseeable future.

Note 9 - Subsequent Events

Events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.

UPMARKET SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	140,798
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		74,258
NET CAPITAL		66,540
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	61,540
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	26,016
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.39 to 1

There are no material differences between the amounts presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2022.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities. The Company's busniess activities are limited to private placements of securities.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member
of Upmarket Securities LLC (f/k/a MX Securities LLC and Meixin Securities LLC)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Upmarket Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Upmarket Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Upmarket Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 27, 2023

Upmarket Securities, LLC's

Assertions Regarding Exemption Provisions

Upmarket Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the **Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to** customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Daniels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] 2/27/23

Robert Daniels, CCO